Exhibit (a)(60)

Talking Points for Managers and Supervisors

Board of Directors Announcement

July 31, 2007

1.

WHAT HAPPENED?

•

The Midwest Air Group Board of Directors voted yesterday to form a committee of directors to look at possible options for the company’s future. While this includes AirTran, it also includes other parties that have recently expressed interest in pursuing a transaction with Midwest.

•

This means there is a possibility that our company will be sold.

2.

WHAT WILL THE COMMITTEE DO?

•

The committee will oversee the process and be assisted by our executives, bankers and lawyers, who will be working directly with the interested parties. The parties will sign confidentiality agreements that will enable them to perform “due diligence” investigations of our company. This means that the parties will look at what would otherwise be confidential information about our finances, assets and liabilities, contracts and agreements, etc.

•

The committee can make a recommendation to the full board for it to consider and vote on.

3.

WHY DID THE BOARD MAKE THIS DECISION?

•

Our shareholders have invested money in our company and the board has an obligation to protect and enhance the value of our shareholders’ investment. On April 12, the board recommended that shareholders reject the most recent AirTran offer. At that time, the board concluded that Midwest’s strategic plan provides more attractive long-term value-creation opportunities for shareholders. However, by providing AirTran and other interested parties with access to our confidential information and holding discussions with them, the board is pursuing a process to evaluate whether greater value can be delivered to shareholders through a near-term transaction.

•

A large number of shareholders have expressed their strong preference for a near-term transaction. They have done this by tendering their shares in the exchange offer, electing three new directors to our board, and through many calls and letters to our officers and directors.

4.

WHAT WILL HAPPEN NEXT?

•

The committee and our officers will immediately begin working to determine the level of interest and evaluate proposals from interested parties.

•

Due to the nature of the process, we cannot commit to when we will be able to comment further.

5.

WHAT ABOUT ME?

•

Remain focused on doing what you do best: serving customers and executing on our business plan.

•

Please do not succumb to speculation or rumors. The company will provide employees with accurate and complete information as soon as it is available.

Likely Questions Related to Employee Benefits

What would happen to my stock options if a transaction were to occur?

Under the Midwest Express Holdings, Inc. 1995 Stock Option Plan, Midwest Express Holdings, Inc. 2003 All Employee Stock Option Plan and the Midwest Air Group, Inc. 2005 Equity Incentive Plans, stock options vest immediately upon a change of control, so individuals with stock options would be able to exercise those options immediately.

What would happen to 401(k) or Retirement Account Plans (RAP) if a transaction were to occur?

401(k) Plan and RAP accounts would continue upon a change of control. However, an acquiring company would have the right to amend or terminate these plans at anytime. If the acquiring company were to terminate the plans, your accounts would be vested in full and all the proceeds would be distributed to you.

What would happen with my medical, dental and vision insurance if a transaction were to occur?

Medical, dental, and vision insurance benefits would continue upon a change of control. However, an acquiring company would have the right to amend or terminate these plans at anytime. If the acquiring company were to terminate these plans, any claims incurred prior to the date of termination would be paid.